UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

PeopleSupport, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 amends and supplements the Schedule 13D filed on August 9, 2007, as amended and restated on August 21, 2007 and August 22, 2007 (the “August 22 Filing”), and as amended and supplemented on September 25, 2007 (the “September Filing”), November 5, 2007 (the “November Filing”), December 5, 2007 (the “December Filing”), March 3, 2008 (the “March Filing”), May 28, 2008 (the “May Filing”), June 3, 2008 (the “June 3 Filing”) and June 20, 2008 (the “June 20 Filing”) with respect to shares (the “Shares”) of the common stock, par value $0.001 per share (“Common Stock”), of PeopleSupport, Inc., a Delaware corporation (the “Issuer”), that may be deemed to be beneficially owned by Galleon Management, L.P., Galleon Technology Offshore, Ltd., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio, and Raj Rajaratnam (collectively, the “Reporting Persons”).  Information reported in the August 22 Filing, as amended and supplemented by the September Filing, the November Filing, the December Filing, the March Filing, the May Filing, the June 3 Filing and the June 20 Filing, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 10.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D entitled “Interest in Securities of the Issuer” is hereby amended and restated in its entirety to read as follows:

(a)-(b)     On October 30, 2008, Easter Merger Sub Inc., Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Essar Services, Mauritius, a company organized under the laws of Mauritius (“Parent”), merged with and into the Issuer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 3, 2008, by and among the Issuer, Merger Sub and Parent.  In connection with the foregoing, each of the Shares was converted automatically into the right to receive $12.25 in cash on October 30, 2008 and each of the Reporting Persons ceased to be the beneficial owner of any Shares.

(c)           There were no transactions in the Shares by the Reporting Persons since the June 20 Filing other than the conversion of each of the Shares into the right to receive $12.25 in cash on October 30, 2008 pursuant to the Merger Agreement.

(e)           Pursuant to the Merger Agreement, each of the Reporting Persons ceased to be the beneficial owner of any Shares on October 30, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	November 4, 2008	Galleon Management, L.P.

		By:	Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	November 4, 2008	Galleon International Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	November 4, 2008	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	November 4, 2008	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam*

		Title:	Director

Date:	November 4, 2008	Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio

		By:	Raj Rajaratnam*

		Title:	Director

Date:	November 4, 2008	Raj Rajaratnam

		By:	Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact